SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )

STELLENT, INC.
(Name of Subject Company)

STELLENT, INC.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

85856W 10 5
(CUSIP Number of Class of Securities)

Robert F. Olson
President and Chief Executive Officer
7500 Flying Cloud Drive, Suite 500
Eden Prairie, Minnesota 55344
(952) 903-2000

 (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

Copies to:

Gordon S. Weber Michael A. Stanchfield Faegre & Benson LLP 2200 Wells Fargo Center 90 South Seventh Street Minneapolis, Minnesota 55402 (612) 766-7000	William Kelly Samuel Kelso Davis Polk & Wardwell 600 El Camino Real Menlo Park, California 94025 (650) 752-2000

☒  Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

E-mail to all employees from Robert F. Olson, Chief Executive Officer of Stellent

From: Bob Olson
Sent: Thursday, November 02, 2006 3:26 PM
To: All
Subject: Oracle Acquires Stellent

To all,

As will be publicly released shortly, I’m pleased to announce Oracle is acquiring Stellent. Oracle is the largest enterprise software company in the world, and this acquisition is a tremendous opportunity for all Stellent stakeholders, including our employees. It validates your hard work and dedication toward creating highly valued, customer-oriented solutions. You’ve built Stellent into a globally recognized industry force with a market-leading ECM platform, strategic customer relationships and extensive market knowledge.

Oracle’s acquisition of Stellent will result in the broadest offering of enterprise content management solutions on the market. Stellent brings a complementary set of solutions to Oracle, built using industry standards that interoperate with Oracle Database, Oracle Fusion Middleware and Oracle Applications. Stellent and Oracle applications are already highly interoperable — Oracle is the most commonly used database to support Stellent’s ECM solutions, and both companies’ products are built on industry standards.

Together, our award-winning solutions will be elevated to new levels within the ECM industry, providing brand-name organizations worldwide with basic and extended content services, content-based applications, and content integrations with enterprise applications. By acquiring Stellent, Oracle will accelerate efforts toward managing the entire spectrum of information. We believe customers will be thrilled with the ability to manage all types of business information — both structured and unstructured — via one software provider.

This acquisition is an incredible opportunity for Stellent employees. Stellent is a company poised for continued growth. We are financially successful, we maintain high industry credibility and our solutions fit perfectly into current market forces. Yet Stellent’s success is limited by our size and distribution bandwidth. I’m confident we could continue to succeed on a stand-alone basis, but there would be many challenges and it would be difficult to achieve market leadership. Oracle’s size and substantial infrastructure will give us greater leverage to grow the business, and the joint employee force is a union of unique skills and expertise. Stellent’s leading product suite will now have the dedicated resources and broad distribution networks of the largest enterprise software company in the world.

This is an exciting time for all of us at Stellent, but we need to remember we have a company to run. The acquisition is expected to close in December 2006 or early 2007 and until closing, it needs to be business as usual at Stellent. After the closing, Stellent and Oracle plan to provide continuity in roadmap and direction. Oracle plans to support and protect customers’ investments in Stellent applications as an enterprise content management standard for the combined companies. Research and development investments in Stellent solutions will actually increase after the closing, as the company will then have the backing of Oracle’s $1.9B R&D budget.

It is our job to ensure a smooth transition for our employees, partners, customers and prospects. Our focus should be — just as it has been — on completing a successful Q3 FY07.

We will dive deeper into the details of the acquisition and what it means for Stellent employees at Friday’s company meeting. We will also provide FAQs for employees and logistics for HR informational meetings to be held next week. I encourage you to attend the company meeting and subsequent employee meetings, read the FAQs and visit the corporate Web site for additional information.

Public details about the acquisition — including external FAQs, informational slides and our news release — will be available on Stellent’s corporate Web site today. Also, you will receive further information from Stellent’s legal department on what you may and may not say about the acquisition. These obligations arise under your fiduciary obligations to Stellent, under Stellent policies, under our working arrangements with Oracle and under the U.S. securities laws.

Also, it is imperative you direct all acquisition-related inquiries to the information on our Web site and to the appropriate internal people. As is Stellent’s standard procedure, all inquiries/questions from media, industry analyst and financial analysts should be directed immediately to Kari Seas. Due to the sensitive nature of this transaction, no employees except Dan Ryan and me are authorized to make comments to these audiences on Stellent’s behalf.

I look forward to discussing this exciting opportunity for Stellent at Friday’s company meeting. Congratulations again on your contributions to Stellent’s success.

Thank you,
Bob

*****

Shareholders of Stellent are strongly encouraged to read the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by Stellent when it becomes available because it will contain important information about the tender offer.  Investors may obtain the Solicitation/Recommendation Statement on Schedule 14D-9, and any other documents filed with the SEC for free at the SEC’s website, www.sec.gov.  Materials filed by Stellent may be obtained for free at Stellent’s website, www.stellent.com.